File Number 82-34932

SKANSKA

Press Release

Septen

06017302

SUPPL

Skanska to construct airport terminal in Tallinn for EUR 39.3 M, approximately SEK 365 M

Skanska has secured the contract to construct a new terminal at the International Airport in Tallinn, Estonia. The contract price totals EUR 39.3 M, approximately SEK 365 M, which is included in the order bookings for the third quarter of 2006. The customer is the state-owned airport company, AS Tallinna Lennujaam.

The contract applies to the new production of a terminal covering approximately 15,000 square meters and renovation of approximately 5,000 square meters of an existing building. The contract also includes responsibility for the extensive installation of communication and security systems. Skanska has previously carried out renovation work at the airport.

Construction will begin in the autumn and the project is scheduled to be completed in 18 months. The project will be conducted by Skanska Finland's Estonian subsidiary Skanska EMV.

Skanska Finland is one of the leading construction companies in Finland and Estonia. The company is active in building construction, residential and commercial premises, as well as civil engineering projects. Skanska Finland posted revenues in 2005 of about SEK 8.4 billion, with some 3,400 employees. Skanska is also active in Finland in the development of housing and in public-private partnership projects

In Estonia, among other projects, Skanska is currently constructing a sports arena and swimming hall for the Tallinn English College and offices for Eesti-Energia in Tallinn. Housing is built directly for external customers as well as for Skanska Residential Development Nordic.

For further information please contact:

Per-Lennart Berg, Deputy Press Officer, Skanska AB, tel +46 08 753 88 99

This and previous releases can also be found at www.skanska.com

dlw 10/5

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 54,000 employees in selected home markets in Europe, in the US and Latin America. Sales in 2005 totaled USD 17 billion.